Exhibit 5.2

DLA Piper US LLP 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 www.dlapiper.com

Ian S. Kopelman ian.kopelman@dlapiper.com T 312.368.2161 F 312.984-5648

May 12, 2008

Whirlpool Corporation

2000 North M 63

Benton Harbor, MI 49022

Re:	Whirlpool Corporation Executive Deferred Savings Plan II

Ladies and Gentlemen:

We have acted as counsel to Whirlpool Corporation (the “Company”) in connection with the registration by the Company under the Securities Act of 1933, as amended (the “1933 Act”), of deferred compensation obligations (the “Deferred Compensation Obligations”) in the Whirlpool Corporation Executive Deferred Savings Plan II (the “Plan”), and the filing with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-8 relating to the Deferred Compensation Obligations (the “Registration Statement”).

As such counsel, we have made such legal and factual examinations and inquiries as we have deemed necessary or appropriate for purposes of this opinion, and have made such additional assumptions as are set forth below.

The Plan allows eligible employees to defer the receipt of certain compensation otherwise payable to such eligible employees in accordance with the terms of the Plan. The Plan further states that payment of account balances under the Plan shall be made from the Company’s general assets. For the purpose of this opinion, we have assumed that (1) the Plan was duly adopted by the Company (effective as of January 1, 2005), and (2) the Plan is maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees.

The Plan permits a deferral of income by eligible employees for periods extending to the termination of employment or beyond. Accordingly, the Plan by its terms appears to fall within the definition of an “employee pension benefit plan” in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). However, as a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees (commonly referred to as a “top hat plan”), the Plan is only subject to parts 1 and 5 of Title I of ERISA.

Parts 1 and 5 of Title I of ERISA do not impose any specific written requirements on top hat plans as a condition to compliance with the applicable provisions of ERISA. Rather, they relate to reporting and disclosure requirements and administration and enforcement which govern the operation of plans like the Plan.

Whirlpool Corporation

May 12, 2008

Page Two

There being no express terms of the Plan that contravene or conflict with the provisions of Parts 1 and 5 of Title I of ERISA, we are of the opinion that the provisions of the written document constituting the Plan comply with the applicable requirements of ERISA.

This opinion letter is issued as of the date hereof and is limited to the laws now in effect, and in all respects is subject to and may be limited by future legislation, as well as by future case law. We assume no responsibility to keep this opinion current or to supplement it to reflect facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.

We hereby expressly consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement.

Sincerely,

DLA Piper US LLP

/s/ Ian S. Kopelman
By:	Ian S. Kopelman